Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004
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June 20, 2013

VIA EDGAR

David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Golar LNG Ltd.
Form 20-F for the year ended December 31, 2012
Filed May 1, 2013
File No. 000-50113

Dear Mr. Humphrey:

On behalf of Golar LNG Ltd. (the "Company"), we submit this response to your letter dated May 24, 2013, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2012.

The following numbered paragraphs of this letter correspond to the number paragraphs of the comment letter.  For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.

Notes to Consolidated Financial Statements

Note 2.  Accounting Policies, page F-9

Vessels and Equipment, page F-11

1.  We note the disclosure on page F-12 stating that your vessels are depreciated over useful lives of 40 to 50 years.  However, on page 72, you state that all your vessels have an economic life of 40 years.  Please clarify your disclosure to indicate that, since all of your FSRUs have been sold to Golar Partners, and Golar Partners has been deconsolidated, you no longer own any vessels with an economic useful life of 50 years.

The Company considers the reference to the vessels' useful economic lives of 40 to 50 years to be appropriate as the impact to depreciation expense and therefore the policy was relevant for all periods during which Golar Partners was consolidated. However, the Company acknowledges the Staff's comment, and will clarify this disclosure in its annual report filed on Form 20-F for the fiscal year ending December 31, 2013.

Note 5. Deconsolidation of Golar Partners, page F-19

2. You indicate that you no longer retain the power to control the board of directors of Golar Partners.  As a result, from December 13, 2012, Golar Partners has been considered as an affiliate entity and not as your controlled subsidiary.  However, we noted the following risk factor disclosures in the Form 20-F filed by Golar Partners for the fiscal year ended December 31, 2012:

•	They are dependent on you to assist them in operating and expanding their business, as well as providing interim financing for certain vessel acquisitions.

•	You will incur all costs for the construction and delivery of certain newbuilds.

•
Their ability to enter into new charters and expand their customer relationships will depend largely on their ability to leverage their relationship with you and your reputation and relationships in the shipping industry.

•	Each vessel in their fleet is subject to management agreements pursuant to which certain commercial and technical management services are provided by you.

•	You provide significant commercial and technical management services for their fleet. You also provide them with significant management, administrative, financial and other support services.

•	You have the sole discretion to appoint three of seven directors. We also note that you have a significant vote on the remaining four directors.

•	The partnership agreement contains provisions limiting the ability of unitholders to influence the manner or direction of management.

•	All but one of the officers, and certain of their directors, are also directors and/or your officers.

•
The partnership agreement permits you to make a number of decisions in your individual capacity, as opposed to in your capacity as the general partner.  Specifically, you may exercise your call right, pre-emptive rights, registration rights or your right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, and consent or withhold  consent to any merger or consolidation of the partnership.  In this regard, you may also vote or refrain from voting on amendments to the partnership agreement, voluntarily withdraw from the partnership, transfer (to the extent permitted under the partnership agreement) or refrain from transferring your units, general partner interest or incentive distribution rights, or vote upon the dissolution of the partnership.

•
The partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove you and, even if public unitholders are dissatisfied, they will be unable to remove you without your consent.

•	You, as the holder of a majority of the IDRs, may elect to cause them to issue additional common units to you in connection with a resetting of the target distribution levels.

Based on these factors, it is not clear how you concluded that you cannot exert control over the operations of Golar Partners and that the common unitholders have sufficient substantive participating rights under ASC 810-20-25 to overcome the presumption that you, as the general partner, control Golar Partners.  Please provide us with a detailed analysis of the factors you considered when arriving at the conclusion that it was appropriate to deconsolidate Golar Partners.  Please ensure that your response addresses all of the factors listed above.

Response:

As of the date of the first annual general meeting ("AGM") of Golar Partners (the "Partnership"), held on December 13, 2012, the Company concluded that it no longer held a controlling financial interest in the Partnership, and therefore should deconsolidate the Partnership starting from that date.  In making its determination, the Company considered the following key points, which are described in further detail in the Company's discussion and analysis below (including the Appendix included herewith, which addresses each of the specific, listed factors identified by the Staff):

•
The Company concluded that the Partnership was not a variable interest entity ("VIE") under the provisions of ASC 810-10-15-14, and therefore analyzed its interests in the Partnership under the voting interest model. Please refer to the Company's response to Comment 3 below for further discussion on the VIE analysis.

•
The Company determined that the presumption that the Partnership's general partner (the "General Partner") controls the Partnership was rebutted by virtue of the limited partners' substantive participative rights.

•
Under the Partnership Agreement, the General Partner has irrevocably delegated the power to the Partnership's Board of Directors (the "Partnership's Board") to oversee and direct the Partnership's operations and to manage and determine the Partnership's strategies and policies on an exclusive basis.  Therefore, all significant decisions are made by the Partnership's Board.

•
As of the first AGM, the Company no longer maintains the unilateral ability to appoint the majority of the Partnership's Board. The power to elect a majority of the Partnership's Board was transferred to the common unitholders.  Although the Company held 32.6% of the common units as a class at the reassessment date, the Company's vote in the election of the Partnership's elected Board members is restricted to 4.9%;

•
With regard to the management agreements between the Partnership and the Company, the provisions of the fleet management and other services arrangements are all within the parameters set by the Partnership's Board and cancellable (without cause) by the Partnership's Board. The Company believes they are, therefore, not determinative in this analysis.

•	The Company acknowledges that the General Partner has certain rights that allow the Company to block certain actions of the Partnership, but considers these rights to be protective in nature.

Discussion and analysis

Under ASC 810-20-25, "Control of Partnership and Similar Entities: General Partner is Presumed to Control a Limited Partnership," the general partners in a limited partnership are presumed to control that limited partnership, regardless of the extent of the general partners' ownership in the limited partnership.  That presumption may be overcome in situations where the limited partners have either (a) the substantive ability to dissolve the limited partnership or otherwise remove the general partners without cause, or (b) substantive participating rights.

Governance structure and control of the Partnership's Board

Under the Partnership Agreement, the General Partner has irrevocably delegated the authority to the Partnership's Board to oversee and direct the Partnership's operations and to manage and determine the Partnership's strategies and policies on an exclusive basis.  This is binding on both current and successor general partners.  Each member of the Partnership's Board has one vote and all decisions are made by simple majority of the Board.

In accordance with the provisions of the Partnership Agreement, during the period from the Partnership's initial public offering (the "IPO") in April 2011, until the time of the Partnership's first AGM, on December 13, 2012, the Company (in its capacity as the sole member of the General Partner) retained the sole power to appoint, remove, and replace all members of the Partnership's Board.

From the date of the first AGM, the composition of the Partnership's Board changed in accordance with the terms of the Partnership Agreement.  Beginning on that date, three of the seven board members are "appointed" board members, who may be removed (i) without cause at any time by the General Partner and (ii) with cause by various parties as prescribed in the Partnership Agreement.  The remaining four board members are elected by the common unitholders and may only be removed with cause (at any time) by the affirmative vote of a majority of (i) the other members of the Partnership's Board or (ii) the common unitholders at a meeting held by the limited partners.

Nominations for elected director positions

Nominations for the elected director positions may be received from any person, or groups of persons, beneficially holding 10% or more of the common units, or from the Partnership's Board.  The ability of groups of persons beneficially holding 10% or more of the common units to nominate the elected directors means that the Company does not control the nomination process for elected directors.

Elections of the elected directors

As of the date of the Partnership's first AGM, the Company held a 52.1% limited partner interest in the Partnership, comprising 32.6% of the Partnership's common units and 100% of the subordinated units outstanding.  However, pursuant to the Partnership Agreement if any person or group owns beneficially more than 4.9% of the common units then outstanding, any such common units owned by that person or group in excess of 4.9% may not be voted ("4.9% cut back").  In relation to the election of elected directors only, the 4.9% cutback also applies to the voting of the common units as owned by the Company. The voting rights of any such common unitholder in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of the units entitled to vote.  Although the Company holds 100% of the subordinated units, the subordinated unitholders are not permitted to vote with respect to the election of members to the Partnership's Board.  Accordingly, for this purpose, the Company's voting power is limited to 4.9%. The elected directors are to serve for terms of up to three years, and as described above may only be removed with cause.

Commonality of board members between the boards of the Partnership and the Company

Following the first AGM, four members of the Partnership's Board (three appointed directors and one elected board member) were also directors or officers of the Company.  However, while one of the elected directors is related to the Company, this director was elected by the common unitholders in a process where the Company was not able to exercise more than 4.9% of the eligible votes and so did not have the unilateral power to elect him. Further, in the Company's assessment of control and consolidation, the Company considered the guidance provided in EITF 02-5, on how to determine whether separate entities are under common control.  It states that the Commission has indicated that common control exists between (or among) separate entities only in certain situations, such as when "a group of shareholders holds more than 50% of the voting ownership interest of each entity, and a contemporaneous written agreement to vote a majority of the entities' shares in concert exists" (EITF 02-5 para 3C).  Accordingly, to conclude that the elected director will vote in concert with the three appointed directors requires that a contemporaneous written agreement exists between the elected director and the Company, or between the elected director and the appointed directors.  No such arrangement exists.

Conclusion

The General Partner is not presumed to control the Partnership, as it has irrevocably delegated its authority to oversee and direct the Partnership to the Partnership's Board.  From the date of the first AGM, the majority of the Partnership's Board have been elected directors. The process, as stipulated in the Partnership Agreement for the nomination and election of the elected board members, provides the common unitholders with substantive participating rights, as they have the ability to nominate and elect a majority of the Partnership's Board, which in turn, controls significant decisions made in the ordinary course of business of the Partnership. Due to the voting mechanisms and limitations in place, the Company does not unilaterally control the nomination or election of the elected directors.  The likelihood of exercise of the common unitholders' right (in both the nomination and voting processes) shall not be considered as to whether it is a substantive participating right (ASC 810-20-25-17). This, along with the absence of a contemporaneous written agreement between the elected board members and the Company, results in the conclusion that the Company lost the power to appoint the majority of the Partnership's Board members, and hence the ability to control the Partnership, from the date of the first AGM.

Control/decision-making

As discussed above, under the Partnership Agreement, the General Partner has irrevocably delegated to the Partnership's Board the power to oversee and direct the operations and to manage and determine the strategies and policies of the Partnership on an exclusive basis. Accordingly, the Partnership's Board exercises its authority in various areas, including but not limited to:

a.
Reviewing and approving, through its Conflicts Committee, transactions with related parties, including the purchase of vessels from the Company, interim financing or other related arrangements.  The Conflicts Committee is comprised exclusively of independent directors (as determined by the Nasdaq's standards for serving on an audit committee of a board).

b.	Reviewing and approving entry into charter agreements for chartering of its vessels.

c.	Reviewing and approving capital decisions, such as the acquisition or disposal of vessels.

d.	Reviewing and approving entry into debt arrangements and additional issuances of equity.

e.	Reviewing and approving matters relating to the management of the Partnership and its fleet. This includes entry or exit from management agreements with the Company.

f.	Establishing commercial and chartering strategies.

g.	Reviewing and approving the Partnership's financial statements including quarterly cash distributions.

In summary, although the Company is involved in the Partnership's affairs, the Partnership's Board determines the extent of the Company's influence in the management, operations, and affairs of the Partnership as further described below. For example, in the case of vessel acquisitions, the Partnership's CFO or CEO presents projected cash flow forecasts of a proposed vessel acquisition, in addition to projected total cash flows of the Partnership, to the Partnership's Board for consideration. Where the acquisition of a vessel or a newbuilding (upon their delivery) from the Company are being considered, these forecasts—in addition to any proposed vendor financing—are also presented to the Partnership's Conflicts Committee for review and approval.  In addition, since the Partnership's IPO, the Conflicts Committee has also chosen to retain an independent financial advisor to assist in evaluating the purchase price offered for all vessel acquisitions from the Company.  The omnibus  agreement by and between the Company and the Partnership (the "Omnibus Agreement") grants to the Partnership certain rights of first offers on vessels operating under charters of five years or more.  It stipulates that the Company and the Partnership are to negotiate the terms of any disposal or acquisition, including the purchase price, in good faith, but there is no contractual obligation on the part of the Partnership to acquire any vessel from the Company.  Moreover, neither the Partnership Agreement nor any other agreement between the Company and the Partnership requires, either entity is to pursue a business strategy that is mutually beneficially to both parties. Further, the Partnership is not prevented from acquiring vessels from parties unrelated to the Company and is free to pursue this course of action should the Partnership's Board so decide.

In the case of financings, under the guidance of the Partnership's Board, the CFO submits a number of proposals to the Partnership's Board for its consideration.  Ultimately, the Partnership's Board will determine the nature of the financing (i.e., debt versus equity, public or private) and other key terms such as pricing, and timing.

Under the management and administrative services agreement with Golar Management Limited ("Golar Management" - a wholly owned subsidiary of the Company) Golar Management provides certain commercial, management, and administrative services to the Partnership.  Certain directors and officers of Golar Management also provide executive officer functions to the Partnership.  The Partnership's executive officers are responsible for the day-to-day management of the Partnership, subject to the direction of the Partnership's Board.  Hence, this arrangement does not provide Golar Management, or the Partnership's executive officers, with the authority to make significant governance decisions.  These are made under the direction of the Partnership's Board. The management and administrative services agreement expires in March 2016, but may be terminated earlier without penalty upon 120 days' notice, for any reason, at the sole discretion of the Partnership's Board.  Likewise, under the Partnership Agreement, decisions concerning the appointment, term, and removal of executive officers are made by the Partnership's Board, in its sole discretion.

The Company, through its affiliates—Golar Management and Golar Wilhelmsen AS—also provides certain commercial and technical management services to the Partnership's fleet.  While the day-to-day operations are managed by the Company's affiliates, these decisions are made within parameters established by the Partnership's Board, and these agreements can be terminated without penalty by the Partnership's Board upon 120 days' written notice for any reason in its sole discretion.

Conclusion

The significant decisions of the Partnership, such as the acquisition of vessels, financing, and other commercial arrangements, are ultimately made by the Partnership's Board.  Accordingly, the Partnership's Board has substantive power.  Although there have historically been transactions between the Partnership and the Company there is no requirement for the Partnership to undertake future transactions with the Company.  As described above, certain ongoing arrangements between the Company and the Partnership are cancellable without cause with written notice. All services currently provided by the Company can be procured, at the discretion of the Partnership's Board, from other service providers unrelated to the Company. In conclusion, this means that the Company does not control the Board, and, accordingly, does not control the operations of the Partnership.

Protective rights

The Company acknowledges that the Partnership Agreement provides the General Partner with certain rights, which allow the General Partner to block certain actions of the Partnership's Board or the limited partners.  For example, the consent of the General Partner is required for (i) the merger of the Partnership or the sale of all or substantially all of the Partnership's assets, or (ii) the dissolution of the Partnership.  The Company does not consider these rights relate to decisions to be made in the ordinary course of business.

Overall, the Company considers the General Partner's rights, as noted above, to be protective in nature, and insufficient to control the decisions of the Partnership or to prevent the limited partners from having substantive participation rights by virtue of the election of the majority of the Partnership's Board by the common unitholders.

Conclusion

The Company believes that the specific rights held by the Company in its capacity as the sole member of the General Partner are protective in nature and do not enable the Company to control the Partnership.

Overall conclusion under the voting interest model

Taking into account these facts and circumstances, the Company has concluded that, from the date of its first AGM the Company is no longer able to control the Partnership through its ownership of general or limited partnership interests because, the Partnership's common unitholders have substantive participation rights allowing them to participate in the significant financial and operating decisions of the Partnership that are made in the ordinary course of business.  The substantive participative rights of the limited partners exist through their control of the Partnership's Board by virtue of the common unitholders' ability to elect a majority of the Partnership's Board. Further, in the election of the elected directors, through its ownership of common units, the Company's voting power is limited to 4.9%.

3.  Please tell us, in detail, whether or not you considered Golar Partners to be a VIE under ASC 810-10-15-14.  If you considered Golar Partners to be a VIE, please tell us how you determined that you are not the primary beneficiary based upon the guidance set forth in ASC 810-10-25-38 through ASC 810-10-25-41.  If you believe that Golar Partners is not a VIE, please provide us with significant support for your conclusion.

Pursuant to ASC 810-10-15-14, a VIE is an entity that has any one of the following characteristics:

a.	The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated support.

b.	As a group, the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

1.	The power to make significant decisions about the entity's activities.

2.	The obligation to absorb the expected losses of the entity.

3.	The right to receive the expected residual returns of the entity.

c.	The equity investors, as a group, also are considered to lack the characteristic in b(1) if both of the following conditions are present:

1.	The voting rights of some investors are not proportional to their economic interests; and

2.	Substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Does the Partnership have sufficient equity at risk?

The Company considered that the Partnership has sufficient equity at risk, as demonstrated by (i) the Partnership's market capitalization at the time of its reassessment of VIE status of approximately $1.5 billion. The Partnership's total assets as of that date were approximately $3 billion, giving an equity/assets ratio of 50%; and (ii) its ability and history of raising public equity and debt on commercial terms, consistent with other shipping operators, without subordinated financial support.

As a group, do holders of the equity at risk in the Partnership fail to absorb the entity's expected losses?

No.  The holders of the equity at risk, as a group, absorb the majority of the expected losses of the Partnership.

As a group, do holders of equity at risk in the Partnership fail to receive the entity's residual returns?

No.  The holders of the equity at risk, as a group, are entitled to receive all of the Partnership's residual returns.  There are no arrangements that would cap the return to the holders of equity at risk.

As a group, do the holders of equity at risk in Partnership lack the rights to make significant decisions about the Partnership's activities?

The Company considers that the equity holders, as a group, have the power to make significant decisions about the Partnership.  The Company considers the decisions that most significantly impact the economic performance of the Partnership to be (i) capital decisions (i.e. vessel acquisitions); (ii) financing decisions that enable the Partnership to acquire vessels; and (iii) charter arrangements.  As discussed in the Company's detailed response to Comment 2 above, these decisions are all made by the Partnership's Board, which in turn is controlled by the equity holders.

Are both the following characteristics present:

1.      The voting rights of some investors are not proportional to their economic interests; and

2.	Substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

No. Both the characteristics are not present.

In the Company's assessment of the provisions of ASC 810-10-15-14(c), the Company concluded that the equity investors' voting rights are disproportionate to their economic interests, as demonstrated by the fair value of the Company's economic interests of approximately 57% (represented by its 54.1% ownership interest, plus 100% of the IDRs in Golar Partners) compared to the Company's disproportionately lower voting interest in the election of elected directors. As discussed in detail in the response to Comment 2 above, the Company, in its capacity as the General Partner, has the power to appoint three of the seven board members, with the remainder elected by the common unitholders subject to application of the 4.9% cutback to holdings in the common units.  Accordingly, while the Company holds over 50% of the economic interest, with respect to the election of the elected directors and thus control of the Partnership's Board it does not hold the majority of the voting rights.

However, the Company's assessment of the second criterion resulted in the conclusion that 14(c) was not satisfied. This is because the Partnership's activities are conducted on behalf of the general and limited partners, as opposed to on behalf of the Company.  Key factors considered when determining whether the Company is "substantially involved" in all the Partnership's activities were:

•	All of the Partnership's revenue is generated from external customers.

•	The Partnership has substantial amounts of external financing which generate significant cashflows. The Company has no obligation to provide financing to the Partnership.

•
The formation of the Partnership was undertaken to attract significant external investment. There is a wide and diverse group of external investors.  Whilst the economics of the Partnership are weighted towards the Company, they are not heavily skewed towards the Company. External parties hold 43% of the economic interests of the Partnership.

•
Since formation, the Partnership has received all its vessels either from acquisitions or contributions from the Company. However, since the IPO, all vessel dropdowns to the Partnership were made at fair value and the decision to enter into those transactions was taken by the Partnership's Board (which from the first AGM is no longer controlled by the Company). Furthermore although the intention is that the Partnership's vessels will continue to be acquired from the Company, neither the Omnibus Agreement nor any other agreement requires or restricts the Partnership to acquire vessels from the Company.  The power to make these decisions is held by the Partnership's Board (which from the first AGM is no longer controlled by the Company). The vessels are not underperforming assets and the dropdown transactions are not undertaken to remove underperforming assets from the Company's balance sheet.

•	The principal activities of the Partnership, whilst similar to those of the Company, are not uniquely complementary to those of the Company.

•
Many of the operations and administrative functions of the Partnership have been outsourced to the Company. However, these arrangements are cancellable and replaceable with service providers unrelated to the Company, at the discretion of the Partnership's Board.

Conclusion

The Partnership does not have any of the VIE characteristics noted in ASC 810-10-15-14.  Accordingly, the Company believes that the Partnership is not a VIE.

The Company further notes, in the event that it had reached the alternative conclusion that the Partnership was a VIE, the Company considers that it would not have been the primary beneficiary, as it does not have the power to control the activities of the Partnership.  The Company considers the key decisions that most significantly impact the Partnership's activities to be capital decisions and, to a lesser extent, financing and chartering decisions.  As described in the Company's detailed response to Comment 2, capital, related financing and chartering decisions are all made by the Partnership's Board and the Company does not control the Partnership's Board.

Appendix to Comment 2 – Specific points relating to the voting rights model.  For the Staff's convenience, each response below is prefaced by the exact text of the bullet points provided by the Staff in Comment 2, above.

•	They are dependent on you to assist them in operating and expanding their business, as well as to provide interim financing for certain vessel acquisitions.

The Partnership has entered into management agreements with the Company (and its affiliates) for the provision of commercial and technical management services, in addition to administrative, financial and other supporting services, all subject to the supervision and direction of the Partnership's Board. Accordingly, the Partnership's operational success and execution of its growth strategy is dependent, to a degree, upon the Company's satisfactory performance in the delivery of these services.  However, the Partnership's Board ultimately has the power and ability to make its own independent arrangements, including the cancellation of these management agreements without cause under a normal notice period and replacement with arrangements with service providers unrelated to the Company. Further the Partnership has the power to purchase vessels from parties unrelated to the Company and to raise its own finance. Accordingly, the Company does not believe the Partnership is "dependent" upon the assistance of the Company to operate and expand its business.

•	You will incur all costs for the construction and delivery of certain newbuilds.

Under the provisions of the Omnibus Agreement, the Partnership has rights of first offer to acquire the Company's vessels, including newbuildings, upon delivery and entry into long-term charters.  Accordingly, in the event the Company failed to make construction payments for these newbuildings, the Partnership could lose the opportunity to purchase these vessels.  However, the Partnership has no obligation to purchase vessels from the Company and ultimately could acquire vessels with long-term charters from elsewhere. Accordingly, the Company does not consider this point to be determinative in this analysis.

•
Their ability to enter into new charters and expand their customer relationships will depend largely on their ability to leverage their relationship with you and your reputation and relationships in the shipping industry.

As discussed above, by virtue of the management contracts currently in place, this will have a bearing on the Partnership's success in entering into new charters.  However, the Partnership's Board has the ability to pursue an independent strategy from the Company if it so chooses, even though it has not done so to date.  This could include hiring employees with the relevant skills and/or entering into commercial arrangements with parties unrelated to the Company. Accordingly, the Company does not consider the Partnership to be "dependent" on the Company in this respect.

•	Each vessel in their fleet is subject to management agreements pursuant to which certain commercial and technical management services are provided by you.

The operation of each of these agreements is subject to the supervision and direction of the Partnership's Board. Further, these are agreements that can be cancelled without cause under a normal notice period and replaced with service agreements with parties unrelated to the Company.  Accordingly, the Company does not consider this to be determinative of control.

•	You provide significant commercial and technical management services for their fleet. You also provide them with significant management, administrative, financial and other support services.

The operation of each of these agreements is subject to the supervision and direction of the Partnership's Board. Further, these are agreements that can be cancelled without cause under a normal notice period and replaced with service agreements with parties unrelated to the Company, should the Partnership's Board so choose.  Accordingly, the Company does not consider this to be determinative of control.

•	You have the sole discretion to appoint three of the seven directors. We also note that you have a significant vote on the remaining four directors.

The appointment of three of the seven directors does not constitute control.  The nomination and election of the remaining four elected directors are not under Golar's control, as Golar's vote (consistent with that of all common unitholders) is restricted to 4.9% and is therefore not considered to be significant.  Accordingly, the Company considers that it does not control the Partnership's Board, so does not control the Partnership.

•	The partnership agreement contains provisions limiting the ability of unitholders to influence the manner or direction of management.

As a group, the common unitholders have the ability to control the Partnership's Board by virtue of their ability to elect the majority of the Partnership's Board.  However, outside of the election of the Partnership's Board, the unitholders have no direct influence on operational matters affecting the Partnership's business, as the power to make significant decisions is held by the Partnership's Board. This does not change the fact that the Company also does not have the power to control the Partnership's Board and so does not control the Partnership.

•	All but one of the officers, and certain of their directors, are also directors and/or your officers.

The majority (four) of the Partnership's directors are elected directors, and are therefore not "controlled" by the Company, as the Company does not control their nomination or election.  The Company does not have the unilateral power to elect the Partnership's elected directors as the Company's vote is restricted to 4.9%.  There is no written agreement for any of these directors to act in concert with the Company-appointed directors.  Furthermore, it is not in the Company's control to determine the Partnership's Board composition, which is required by the Partnership Agreement to be majority elected by the common unitholders. Accordingly, the Company considers that it does not control the Partnership's Board, so does not control the Partnership.

•
The partnership agreement permits you to make a number of decisions in your individual capacity, as opposed to in your capacity as the general partner.  Specifically, you may exercise your call right, pre-emptive rights, registration rights or your right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, and consent or withhold  consent to any merger or consolidation of the partnership.  In this regard, you may also vote or refrain from voting on amendments to the partnership agreement, voluntarily withdraw from the partnership, transfer (to the extent permitted under the partnership agreement) or refrain from transferring your units, general partner interest or incentive distribution rights, or vote upon the dissolution of the partnership.

These rights are each considered in turn below. In conclusion the Company considers these rights are not determinative in this analysis and so do not result in the Company having control.

The General Partner's limited call right gives the Company the right to acquire all, but not less than all, of the common units held by unaffiliated common unitholders at the then-current market price.  This right is only exercisable if the Company owns 80% or more of the common units. As at December 13, 2012 and December 31, 2012, the Company owned only 32.6% of the common units. The common units are a major source of funding for the Partnership and have a total market value of approximately $1 billion. The Company has concluded that the exercise of the call right is not prudent, or feasible, or substantially in the control of the Company. Accordingly, the existence of the call right does not change the conclusion that the common unitholders have substantive participation rights (ASC 810-20-25(e)).

The General Partner's limited pre-emptive rights grants the Company the right to purchase additional Partnership interests from the Partnership whenever, and on the same terms that, the Partnership issues to other parties, to the extent necessary to maintain its ownership interest in the Partnership. The General Partner is not obligated to acquire additional Partnership interests. The Company considers this right is not determinative in establishing whether control exists, as regardless of its holding in the common units the Company's vote on the election of the elected Board members is restricted to 4.9%.

The General Partner's registration rights gives the Company the right to require the Partnership to bear the cost (excluding underwriting discounts) of registering any common units, subordinated units or other partnership interests. This right is not considered to be determinative of control as the voting rights of each Partnership interest are not dependent upon whether they are registered.

The Company has the right, as the holder of the majority of the IDRs, to receive common units in exchange for changing IDR targets upon the satisfaction of certain conditions. The Company considers this right is not determinative in establishing whether control exists, as regardless of its holding in the common units of the Partnership the  Company's vote on the election of the elected Board members is restricted to 4.9%.

The General Partner has the right to vote or refrain from voting on amendments to the Partnership Agreement. Pursuant to the Partnership Agreement, amendments to the Partnership may be proposed only by or with the consent of the Partnership's Board. The Partnership's Board generally has the unilateral ability to make amendments to the Partnership Agreement. However, pursuant to the Partnership Agreement, the Partnership's Board is prohibited from making certain amendments or must seek additional approvals for specific amendments such as where those amendments could materially adversely affect the limited partners (or class of) or the General Partner. Therefore the Company considers these to be protective rights and not determinative of control.

The merger or consolidation of the Partnership requires the approval of the Partnership's Board and the prior consent of the General Partner. The Company considers the decision to merge or consolidate the Partnership is not made in the ordinary course of business of the Partnership and therefore is not determinative of control.

Under the Partnership Agreement the General Partner has the right to voluntarily withdraw from the Partnership. This is subject to the restriction that the Company may not voluntarily withdraw as the General Partner of the Partnership prior to March 2021 without the approval of the majority of the common unitholders. The Company considers this right is not determinative in establishing whether control exists, as the General Partner has irrevocably delegated its authority to the Partnership's Board to oversee and direct the Partnership.

The Company has the right to transfer units, interests or IDRs (to the extent permitted under the Partnership Agreement) in the Partnership. The Company considers this right is not determinative in establishing whether control exists.

The dissolution of the Partnership requires the approval of the Partnership's Board, the prior consent of the General Partner and the approval of the unit majority. The Company considers the decision to dissolve the Partnership is not made in the ordinary course of business of the Partnership and therefore not determinative of control.

•
The partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove you and, even if public unitholders are dissatisfied, they will be unable to remove you without your consent.

The common unitholders have the ability to control the Partnership's Board.  The likelihood of their exercising that ability is not considered determinative in establishing whether control exists.  The fact that based on the Company's current holding of limited partner interests, the General Partner cannot be removed without the Company's consent (by virtue of the Company being the sole member of the General Partner) is not determinative in this case, as the General Partner has delegated its authority to the Partnership's Board.

•	You, as the holder of a majority of the IDRs, may elect to cause them to issue additional common units to you in connection with a resetting of the target distribution levels.

The Company considers this right is not determinative in establishing whether control exists, as regardless of its holding in the common units the Company's vote on the election of the elected Board members is restricted to 4.9%.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Andrei Sirabionian at (212) 574-1580.

Very Truly Yours,

SEWARD & KISSEL, LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

Brian Tienzo
Principal Financial Officer
Golar LNG Limited